
TRILOGY
ENERGY TRUST

4100, 350 7TH AVE. SW CALGARY, ALBERTA, T2P 3N9
PHONE: (403) 290-2900 FAX: (403) 263-8915


06014736

June 21, 2006


SEC MAIL
RECEIVED
PROCESSING
JUN 28 2006
WASH, D.C.
190
SECTION

SUPPL

Securities and Exchange Commission
Judiciary Plaza
450 – 5th Street, N.W.
Washington, D.C.
U.S.A. 20549

Dear Sir or Madam:

Re: Trilogy Energy Trust (the "Trust")
Submission Pursuant to Rule 12g3-2(b)
File No. 82-34876

Pursuant to Rule 12g3-2(b) promulgated by the Securities and Exchange Commission (the "Commission") pursuant to Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), we submit the following documents:

1. News Release dated June 21, 2006

As required pursuant to Rule 12g3-2(b), the Trust's exemption number appears in the upper-right hand corner of each unbound page and of the first page of each bound document.

Also enclosed is a copy of this letter. Please indicate your receipt of this letter and the enclosed information by stamping such copy and returning it to the undersigned in the enclosed self-addressed, stamped envelope. Please contact the undersigned at (403) 290-2917 if you have any questions or require any additional information with respect to the enclosed.

Yours truly,
TRILOGY ENERGY TRUST
by its Administrator
Trilogy Energy Ltd.

PROCESSED
JUN 30 2006 E
THOMSON
FINANCIAL

Gail L. Yester
Assistant Corporate Secretary

GLY/kp
Enclosure

cc: M. Kohut, Trilogy Energy Ltd.

dlw 6/29

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAWS.


TRILOGY
ENERGY TRUST

TRILOGY ENERGY TRUST
Calgary, Alberta

June 21, 2006

NEWS RELEASE: TRILOGY ENERGY TRUST ANNOUNCES DISTRIBUTION REINVESTMENT PLAN

Trilogy Energy Trust ("TET") (TSX – TET.UN) today announced that it has adopted a Distribution Reinvestment Plan (the "Plan"). The Plan provides eligible unitholders with the opportunity to reinvest their cash distributions, on each distribution payment date, in additional trust units at a price equal to 95% of the average market price. Average market price is defined in the Plan to be the volume weighted average trading price of the units on the Toronto Stock Exchange for the ten normal trading days preceding the distribution payment date.

Eligible unitholders may elect to participate in the Plan commencing with the monthly cash distribution payable on July 17, 2006 to unitholders of record on June 30, 2006.

To participate in the Plan, eligible registered unitholders must fax or otherwise deliver a properly completed and signed Authorization Form to Computershare Trust Company of Canada, at the fax number or address specified in the form. The Plan provides that an Authorization Form must be received by 4:00 p.m. (Toronto time) on the fifth (5th) business day immediately preceding a distribution record date in order for the cash distribution to which the record date relates to be reinvested under the Plan. As an exception to this rule, however, and in order to facilitate participation in the Plan with respect to the upcoming distribution, registered unitholders who wish to reinvest the cash distribution payable on July 17, 2006 to unitholders of record on June 30, 2006 will have until 4:00 p.m. (Toronto time) on Tuesday, June 27, 2006 to deliver their Authorization Forms.

Beneficial unitholders (i.e., owners of units that are held through a nominee) who wish to participate in the Plan should contact the broker, investment dealer, financial institution or other nominee who holds their units to enquire about the applicable enrolment deadline and to request enrolment in the Plan.

No commissions, service charges or brokerage fees will be payable by Plan participants in connection with their purchase of units from treasury under the Plan, but beneficial unitholders who wish to participate in the Plan through the broker, investment dealer, financial institution or

other nominee who holds their units should consult that nominee to confirm what fees, if any, the nominee may charge to enroll in the Plan on their behalf or whether the nominee's policies might result in any costs otherwise becoming payable by the beneficial unitholder.

Registered and beneficial unitholders who are not residents of Canada are not eligible to participate in the Plan.

TET reserves the right to limit the amount of equity that will be made available under the Plan on any particular distribution date. Accordingly, participation may be prorated in certain circumstances.

Participation in the Plan does not relieve unitholders of any liability for taxes that may be payable on distributions. Unitholders should consult their tax advisors concerning the tax implications of their participation in the Plan having regard to their particular circumstances.

Copies of the Plan, a series of Questions and Answers, and the Authorization Form will be available on TET's website at www.trilogyenergy.com under the heading "Investor Relations", or directly from TET by calling (403) 290-2900.

Unitholders should carefully read the complete text of the Plan before making any decisions regarding their participation in the Plan.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy securities in any jurisdiction. The trust units of TET have not been and will not be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act") or any state securities laws, and may not be offered or sold in the United States or to any U.S. person except in certain transactions exempt from the registration requirements of the U.S. Securities Act and applicable state securities laws.

About TET

Trilogy Energy Trust is a petroleum and natural gas-focused Canadian energy trust. TET's trust units are listed on the Toronto Stock Exchange under the symbol "TET.UN".

For further information, please contact:

J.H.T. (Jim) Riddell, President and Chief Executive Officer
M.G. (Mike) Kohut, Chief Financial Officer
J.B. (John) Williams, Chief Operating Officer

Trilogy Energy Trust
c/o Trilogy Energy Ltd.
4100, 350 – 7th Avenue S.W.
Calgary, Alberta T2P 3N9
Phone: (403) 290-2900
Fax: (403) 263-8915